Exhibit 3































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
BVR
B.V.R. SYSTEMS (1998) LTD.



BUSINESS NEWS


        BOEING, BVR SYSTEMS TO COOPERATE ON AIR-COMBAT TRAINING PROGRAM
        ---------------------------------------------------------------


ROSH HA'AYIN, February 13, 2003 - The Boeing Company [NYSE:BA] and BVR Systems
(1998) Ltd. [NASDAQ:BVRS], both leaders in advanced military training and simulation, today announced that they are jointly pursuing the P5 Combat Training System (P5 CTS) program for the U.S. Department of Defense.

The program, currently in the competitive phase, will provide complete rangeless air-combat training systems for the U.S. Air Force, Navy and Marine Corps. The program will include both aircraft-mounted systems and ground stations, enabling tactical aircrews to conduct, monitor and control air combat training and post flight debriefing.

The award decision is expected late this month. The program has a total potential value of approximately $270 million.

"By combining the full commitment and capabilities of Boeing and BVR, we are bringing the best industry has to offer to this important program," said Tony Robertson, vice president of business development for Aerospace Support, part of Boeing Integrated Defense Systems. "The combination of our tactical aircraft development expertise, state-of-the-art training technologies and systems integration processes, with the capabilities and experience of BVR, a world leader in the air-combat maneuvering instrumentation arena, provides an industry team with unmatched qualifications for the P5 CTS program."

Through its Aerospace Support organization, Boeing provides the full spectrum of training systems and services for military organizations, including complete, integrated training systems for the Navy F/A-18 and T-45, the Air Force F-15, F-22 and T-1A, and the Army AH-64D and RAH-66 programs. In addition, Boeing is the leader in the innovative U.S. Air Force Distributed Mission Training joint synthetic battlespace concept.

"BVR is proud to partner with Boeing in the area of combat training systems," said Yoel Katzir, BVR chief executive officer. "We believe there are significant synergies between Boeing's exceptional capabilities as a world-class integrator and major player in the virtual- and constructive-training domains, and BVR's extensive experience in the live-training market and, more specifically, in air-combat training systems."

BVR Systems (1998) Ltd., is a world leader in advanced defense training and simulation systems. The company is part of the Elisra Group of Israel and offers highly efficient, cost-effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces.


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
A unit of The Boeing Company, Boeing Integrated Defense Systems, or IDS, is one of the world's largest space and defense businesses. Headquartered in St. Louis, Boeing Integrated Defense Systems is a $23 billion business. It provides systems solutions to its global military, government and commercial customers. It is a leading provider of intelligence, surveillance and reconnaissance; the world's largest military aircraft manufacturer; the world's largest satellite manufacturer and a leading provider of space-based communications; the primary systems integrator for U.S. missile defense; NASA's largest contractor; and a global leader in launch services.


B.V.R Systems (1998) Ltd., established in 1998 as an independent spin-off, is a world leader in advanced defense training and simulation systems. The Company is part of the Elisra Group and offers highly efficient, cost effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company's web site at http://www.bvrsystems.com.


This announcement and the websites referred to herein contain forward-looking statements; as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that we have experienced reduction in backlog; we have reported operating and/or net losses in the past and may report operating and/or net loses in the future; conditions in Israel affect the our operations and may limit our ability to produce and sell our products; we may fail in realizing the benefit anticipated form co-operation and alliances with other players in the industry; inability to timely develop and introduce new technologies, products and applications; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; the changes in technology and market requirements; decline in demand for the our products; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information - Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2001. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.

Contacts:

Gilad Yavetz                      Paul Guse, Boeing              Rachel Levine and Marilena LaRosa
BVR Systems (1998) Ltd.           (314) 232-1520                 The Anne McBride Company, Inc
Tel. +972-3-900-8000              paul.m.guse@boeing.co          Tel. 212-983-1702
gilady@bvr.co.il



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